CUSIP No. 10782M104	13D	Page 1 of 7 Pages

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_________________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

BRIAZZ, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

10782M104

(CUSIP Number)

Briazz Venture, L.L.C. c/o David Cotton 212 N. Sangamon Suite 1-A Chicago, Illinois 60607 (312) 243-5088

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 1, 2003

(Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.   [   ]

CUSIP No. 10782M104	13D	Page 2 of 7 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons Briazz Venture L.L.C.
2	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization Illinois
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 25,622,670
	8	Shared Voting Power 0
	9	Sole Dispositive Power 25,622,670
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,622,670
12	Check If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (9) 81.1%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 10782M104	13D	Page 3 of 7 Pages

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Sue L. Gin
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 25,622,670
	8	Shared Voting Power 0
	9	Sole Dispositive Power 25,622,670
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 25,622,670
12	Check If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (9) 81.1%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 10782M104	13D	Page 4 of 7 Pages

Item 1.    Security and Issuer

This 13D/A relates to the purchase by Briazz Venture, L.L.C. ("BV"), an affiliate of Flying Food Group, L.L.C. of series F preferred stock of BRIAZZ, INC. (the "Corporation") as part of a larger $6.0 million financing between the Corporation, Spinnaker Investment Partners, L.P., Deutsche Bank London Ag and Delafield Hambrecht, Inc. and the addition of Sue L. Gin as a reporting person due to her control of and ownership of 87.5% of BV. On August 1, 2003, BV completed the purchase of a $2,000,000 secured promissory note and series F preferred stock from the Corporation. In consideration for the surrender of an outstanding promissory note in the principal amount of $2,000,000 and 100 shares of the Corporation's series D preferred stock, BV acquired a $2,000,000 secured promissory note and 2,562,267 shares of series F preferred stock, which are convertible into up to 25,622,670 shares (as described more fully below) of the common stock of the Corporation at a conversion price of $0.10 per share.

Immediately prior to the August 1, 2003 closing, the warrant held by BV to purchase common stock of the Corporation expired in accordance with its terms.

The $2,000,000 secured promissory note bears interest at 2.1% per year. The note matures, and all principal and accrued and unpaid interest becomes due, on August 1, 2005.

The series F preferred stock is convertible at the option of the holder, at a conversion price of $0.10 per share for a period of 10 years. In addition, the series F preferred stock also provides for cashless exercise. The series F preferred stock is initially convertible into up to 25,622,670 shares of the Corporation common stock at a conversion price of $0.10 per share of common stock. The series F preferred stock conversion price is subject to adjustment for certain fundamental corporate transactions and issuances of securities of the Corporation at a price below the conversion price then in effect.

The series F preferred stock are non-voting until their conversion into common stock. Any shares of series F preferred stock outstanding on the tenth anniversary of the initial issuance of the series F preferred stock will be automatically converted into a nonominal number of shares of the Corporation's common stock.

The name of the issuer is BRIAZZ, INC. with its principal executive offices at 3901 7th Ave South, Suite 200 Seattle, WA 98108.

Item 2. Identity and Background.

(a)   Briazz Venture, L.L.C. is an Illinois limited liability company formed to invest in BRIAZZ, INC.'s securities. BV's principal executive offices are located at 212 N. Sangamon, Suite 1-A, Chicago, Illinois 60607. BV is owned and controlled by Sue L. Gin, who owns an 87.5% interest. Milton Liu owns a 12.5% interest in BV, but he does not exercise any voting or investment power of any of the securities owned by BV.

(b)    Sue L. Gin owns 87.5% of BV and is currently a director of the Corporation. Her business address is 212 N. Sangamon, Suite 1-A, Chicago, Illinois 60607. Ms. Gin's principal occupation is President of Flying Food Group LLC located at 212 N. Sangamon, Suite 1-A, Chicago, Illinois 60607. Ms. Gin is a citizen of the United States.

During the last five years, neither BV nor Ms. Gin has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) (that resulted in a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violations of any such laws.

CUSIP No. 10782M104	13D	Page 5 of 7 Pages

Item 3.  Source and Amount of Funds or Other Consideration.

BV acquired the $2,000,000 secured promissory note and 2,562,267 shares of series F preferred stock in return for surrendering an existing promissory note in the principal amount of $2,000,000 and 100 shares of the series D preferred stock of the Corporation.

The funds used in the acquisition of the surrendered promissory note and the shares of Series D Preferred Stock came from the general working capital of BV.

Item 4.   Purpose of Transaction

BV and Ms. Gin acquired the securities of the Corporation for investment purposes. As part of the transaction, BV was granted the right to appoint two members of the Board of Directors of the Corporation. BV has designated Sue L. Gin and David Cotton to fulfill these roles.

On September 11, 2003, Sue L. Gin became a director of the Corporation. While Ms. Gin is a director of the Corporation, neither she nor BV will take any actions with respect to the Corporation or its securities that would be inconsistent with Ms. Gin's duties as a director.

Neither BV nor Ms. Gin currently has any plans to engage in any extraordinary transaction with respect to the Corporation including by not limited to the acquisition of additional securities, the disposition of securities, a sale of the Corporation or substantially all of its assets, a change in the board or management or any other material change in the Corporation's business. Not withstanding the forgoing, BV and Ms. Gin reserve the right to engage in any such transaction in the future.

Item 5.    Interest in Securities of the Issuer.

(a)   As discussed in Item 1, BV acquired shares of series F preferred stock convertible into up to 25,622,670 shares of the common stock of the Corporation (subject to the limitations discussed in Item 1). Based on the 5,990,916 shares of common stock of the Corporation currently outstanding and assuming full conversion of the series F preferred stock held by BV after such conversion BV would hold approximately 81.1% of the common stock of the Corporation.

(b)   Sue L. Gin exercise control over and owns an 87.5% interest in BV and, as such, may be deemed to have beneficial ownership of the securities held by BV.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

In connection with the purchase of the $2,000,000 promissory note and the 2,562,267 shares of series F preferred stock, BV entered into a registration rights agreement and a security agreement with the Corporation. The security agreement grants the investors, acting through Deutsche Bank London Ag, a senior secured interest in the assets of the Corporation in the event the Corporation fails to repay the notes when due.

Under the registration rights agreement, the investors, including BV, have the right to request up to three registration statements be filed on Form S-1 (or other applicable form). In addition, the investors have the right to request that the Corporation register the shares issuable upon conversion of the series F preferred stock on Form S-3 up to five times during the duration of the registration rights agreement.

The investors also are entitled to "piggyback" registration rights in connection with any registration by the Corporation of its securities in connection with a public offering solely for cash, for its account or for the account of other security holders (other than a registration relating solely to the sale of securities to participants in a stock-based incentive plan). If the Corporation propose to register any shares of common stock under the Securities Act of 1933, as amended (the "Securities Act"), the investors are entitled to receive notice of the registration and to include their shares in the registration statement, subject to certain limitations. The registration rights terminate on the earlier of (i) the tenth anniversary of the issuance of the senior secured non-convertible promissory notes or (ii) such time as none of the investors holds or has the right to receive upon conversion of the series F preferred stock any shares of

CUSIP No. 10782M104	13D	Page 6 of 7 Pages

common stock, or other security then issuable upon conversion of the series F preferred stock. The registration rights will also terminate sooner with respect to a specific investor upon the occurrence of any of the following: (i) such investor may resell all of such investor's shares acquired upon conversion of the series F preferred stock pursuant to Rule 144(k) under the Securities Act, or (iii) such investor may resell all of such investor's shares acquired upon conversion of the series F preferred stock within a three-month period pursuant to Rule 144 under the Securities Act.

Other than as described in this Item, to the knowledge of BV and Ms. Gin, there are no existing contracts, arrangements, understandings or relationships with respect to the securities of the Corporation.

Item 7.    Material to be Filed as Exhibits.

1.   Joint Filing Agreement between Briazz Venture, L.L.C. and Sue L. Gin dated December 17, 2004.

2.    Securities Purchase Agreement between the Corporation, Spinnaker, Deutsche Bank London Ag, Briazz Venture L.L.C., an affiliate of Flying Food Group, L.L.C. and Delafield Hambrecht, Inc. dated May 28, 2003(1).

3.    Amendment to Securities Purchase Agreement between the Corporation, Spinnaker, Deutsche Bank London Ag, Briazz Venture L.L.C., an affiliate of Flying Food Group, L.L.C. and Delafield Hambrecht, Inc. dated August 1, 2003(2).

4.    Registration Rights Agreement between the Corporation, Spinnaker, Deutsche Bank London Ag, Briazz Venture L.L.C., an affiliate of Flying Food Group, L.L.C. and Delafield Hambrecht, Inc. dated August 1, 2003(2).

5.    Security Agreement between the Corporation, Spinnaker, Deutsche Bank London Ag, Briazz Venture L.L.C., an affiliate of Flying Food Group, L.L.C. and Delafield Hambrecht, Inc. dated August 1, 2003(2).

(1)  See the Schedule 14A filed by BRIAZZ, INC. on June 26, 2003.
(2)  See the Form 8-K filed by BRIAZZ, INC. on August 11, 2003.

CUSIP No. 10782M104	13D	Page 7 of 7 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Dated as of December 17, 2004.

Briazz Venture, L.L.C. /s/ David L. Cotton Name David L. Cotton (Title) CFO

/s/ Sue L. Gin Name Sue L. Gin (Title) Manager

Exhibit 1

AGREEMENT OF JOINT FILING
BRIAZZ, INC.
Common Stock

        In accordancd with Rule 13d-1(k) under the Securities Act of 1934, as amended, the undersigned hereby confirm the agreement by and among them to the joint filing on behalf of each of them of an amendment to the Statement on Schedule 13D, and any and all amendments thereto, with respect to the above referenced securities and that this Agreement be included as an Exhibit to such filing.

        IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of this December 17, 2004.

Briazz Venture, L.L.C. /s/ David L. Cotton Name David L. Cotton (Title) CFO

/s/ Sue L. Gin Name Sue L. Gin (Title) Manager